Exhibit 99.1

Ambow Education Announces Second Quarter and First Half of 2024 Financial Results

CUPERTINO, Calif., December 30, 2024 /GLOBE NEWSWIRE/ -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading AI-driven educational and collaboration technology company, today announced its unaudited financial and operating results for the three-month and six-month periods ended June 30, 2024.

“We made considerable progress in the first half of the year, reaching profitability and improving our margins, setting the stage for our next wave of growth,” said Dr. Jin Huang, Ambow’s President, Chief Executive Officer and acting Chief Financial Officer. “By dedicating our resources to our first-to-market AI-driven hybrid education platform, HybriU, we are poised to address expansive market opportunities with a more streamlined cost structure and agile business model. Generative AI is driving massive advancements in how we learn and how instruction is delivered. We are leading this transition to hybrid education with HybriU’s all-in-one AI-led solution for education and workforce training on a global scale. Our recent $1.3 million licensing agreement for HybriU in overseas markets is a strong starting point. As we continue to make new inroads with HybriU in both U.S. and international markets, we are bringing a unified hybrid learning experience to students and educators worldwide.”

Second Quarter 2024 Financial Highlights

●	Net revenues for the second quarter of 2024 decreased by 11.1% to $2.4 million from $2.7 million for the same period of 2023. The decrease was primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.

●	Gross profit for the second quarter of 2024 increased by 8.3% to $1.3 million from $1.2 million for the same period of 2023. Gross profit margin was 54.2% for the second quarter of 2024, compared with 44.4% for the second quarter of 2023.

●	Operating expenses for the second quarter of 2024 decreased by 35.0% to $1.3 million from $2.0 million for the same period of 2023. The decrease was primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year and the associated reduction in shared center personnel costs.

●	Operating (loss) income improved to an income of $0.1 million for the second quarter of 2024 from a loss of $0.8 million for the same period of 2023.

●	Net (loss) income attributable to ordinary shareholders improved to an income of $0.1 million for the second quarter of 2024, or $0 per basic and diluted share, from a net loss of $1.0 million, or $0.02 per basic and diluted share, for the same period of 2023.

●	As of June 30, 2024, Ambow maintained cash resources of $9.0 million, comprising cash and cash equivalents of $1.6 million and restricted cash of $7.4 million.

First Six Months 2024 Financial Highlights

●	Net revenues for the first six months of 2024 decreased by 21.3% to $4.8 million from $6.1 million for the same period of 2023. The decrease was primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.

●	Gross profit for the first six months of 2024 increased by 30.0% to $2.6 million from $2.0 million for the same period of 2023. Gross profit margin was 54.2%, compared with 32.8% for the same period of 2023.

●	Operating expenses for the first six months of 2024 decreased by 23.1% to $3.0 million from $3.9 million for the same period of 2023. The decrease was primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year and the associated reduction in shared center personnel costs.

●	Operating loss for the first six months of 2024 was $0.4 million, compared with an operating loss of $1.9 million for the same period of 2023.

●	Net (loss) income attributable to ordinary shareholders improved to an income of $0.2 million for the first six months of 2024, or $0 per basic and diluted share, from a net loss of $2.2 million, or $0.04 per basic and diluted share, for the same period of 2023.

The Company’s financial and operating results for the second quarter and first half of 2024 can also be found on its Report of Foreign Private Issuer on Form 6-K, to be furnished with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Subsequent Events

On December 20, 2024, at Ambow's Annual General Meeting of Shareholders, shareholders ratified the adoption of the Company’s 2024 Equity Incentive Plan for the purpose of granting share-based compensation awards to employees, directors, officers and consultants to incentivize their performance and align their interests.

About Ambow

Ambow Education Holding Ltd. is a leading AI-driven educational and collaboration technology company with primary operations in the United States. Through its for-profit college in San Diego, California, and its innovative, patented AI-driven technology platform, HybriU, Ambow delivers high-quality, personalized, and career-oriented education services, along with a comprehensive, one-stop solution that revolutionizes how the world learns, works, and connects. For more information, visit Ambow’s website at https://www.ambow.com/.

Follow us on X: @Ambow_Education

Follow us on LinkedIn: Ambow-education-group

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.
E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1-212-481-2050
E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2023	2024
	$	$
	As Revised	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	274	1,645
Restricted cash	9,781	7,384
Accounts receivable, net	2,280	2,257
Prepaid and other current assets	178	144
Total current assets	12,513	11,430
Non-current assets:
Property and equipment, net	6	2
Intangible assets, net	522	517
Operating lease right-of-use asset	4,896	3,821
Other non-current assets	2,629	1,805
Total non-current assets	8,053	6,145

Total assets	20,566	17,575

LIABILITIES
Current liabilities:
Short-term borrowings	3,939	2,700
Accounts payable	1,386	942
Accrued and other liabilities	1,468	973
Income taxes payable	510	—
Operating lease liability, current	2,486	2,325
Total current liabilities	9,789	6,940
Non-current liabilities:
Operating lease liability, non-current	4,349	3,991
Total non-current liabilities	4,349	3,991

Total liabilities	14,138	10,931

EQUITY
Preferred shares
($0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2023 and June 30, 2024)	—	—
Class A Ordinary shares
($0.003 par value; 66,666,667 and 66,666,667 shares authorized, 52,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	146	146
Class C Ordinary shares
($0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	13	13
Additional paid-in capital	517,031	517,031
Accumulated deficit	(510,634)	(510,418)
Accumulated other comprehensive loss	(128)	(128)
Total equity	6,428	6,644
Total liabilities and equity	20,566	17,575

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		For the three months ended June 30,
	2023	2024	2023	2024
	$	$	$	$
NET REVENUES
Educational programs and services	6,097	4,773	2,728	2,399
COST OF REVENUES
Educational programs and services	(4,082)	(2,208)	(1,508)	(1,064)

GROSS PROFIT	2,015	2,565	1,220	1,335
Operating expenses:
Selling and marketing	(425)	(550)	(148)	(251)
General and administrative	(3,449)	(2,280)	(1,829)	(944)
Research and development	—	(150)	—	(75)
Total operating expenses	(3,874)	(2,980)	(1,977)	(1,270)
OPERATING (LOSS) INCOME	(1,859)	(415)	(757)	65

OTHER (EXPENSES) INCOME
Interest (expense) income, net	(33)	66	(26)	31
Foreign exchange loss, net	(9)	—	(9)	—
Other (expense) income, net	(281)	60	(196)	33
Total other (expense) income	(323)	126	(231)	64

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(2,182)	(289)	(988)	129
Income tax (expense) benefit	(13)	505	(13)	(6)

NET (LOSS) INCOME	(2,195)	216	(1,001)	123
-Less: Net (loss) income attributable to non-controlling interests	—	—	—	—

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(2,195)	216	(1,001)	123
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Other comprehensive (loss) income	—	—	—	—

TOTAL COMPREHENSIVE (LOSS) INCOME	(2,195)	216	(1,001)	123

Net (loss) income per share – basic and diluted	(0.0395)	0.0038	(0.0175)	0.0022
Net (loss) income per ADS – basic and diluted	(0.7900)	0.0760	(0.3500)	0.0440

Weighted average shares used in calculating basic and diluted net (loss) income per share	55,525,314	57,127,524	57,127,524	57,127,524

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